AMERICHIP INTERNATIONAL INC. 9282 General Drive, Suite 100
Plymouth, MI 48170

January 12, 2006

Mr. Gary Todd
Ms. Kristin Lochhead
Securities and Exchange Commission
Washington, D.C. 205549

RE:	AmeriChip International, Inc.
Form 10-KSB/A for the fiscal year ended November 30, 2004
Filed October 17, 2005
Form 10-Q for the quarterly period ended August 31, 2005
File No. 000-33127

Dear Mr. Todd and Ms. Lochhead:

We have reviewed your letter dated November 15, 2005 concerning the following comments. Under each comment we have responded with our view of any changes and have provided additional information to bring about a resolution of these matters. At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

Form 10-KSB/A for the year ended November 30, 2004

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 7

1.
Your response to prior comment three from our letter dated July 15, 2005 appears to only address the inventory acquired from NASCO. However, our comment was intended help us understand how you have accounted for (or plan to account for) revenues generated from the numerous relationships listed in the second paragraph under “Subsidiaries” from page 3 to the Form 10-KSB/A. With respect to those relationships, any other additional distribution or agency arrangements:

•
Tell us how you are presenting revenues in your financial statements. That is, tell us whether you are presenting revenue on a gross (principal) or net (agency) basis. The notions of “principal” or “agency” are as used in EITF 99-19.

•
If you are reporting on other than an agency basis, support in detail that your consideration of EITF 99-19 is appropriate. That analysis should show us how you applied the specific requirements of that EITF to the specific terms of the agreements with the suppliers.

RESPONSE:

We have reviewed the information referred to above concerning the recognition of revenue and the concepts under EITF 99-19. Americhip Tools and Abrasive, LLC (ATA) which was our only operating subsidiary, as we were pursuing additional acquisitions, recognizes revenues at the gross receipt level (principal) either as a retailer or wholesaler of grinding and abrasive products. ATA is not acting as an agent selling other companies’ inventory. As previously discussed in the prior comment letter under the determinants from EITF 99-19, the only item not met is the issue of changing the form or use of the product sold, which is not unusual for a distributor reselling products. ATA will continue to sell its inventory acquired from NASCO or special order items for resale. As the NASCO inventory is liquidated, the most economically beneficial inventory will be reordered and continue to be stocked.

Under the heading “Subsidiaries” on Page 3 of the Form 10-KSB/A, the Registrant refers to approximately eighteen different suppliers of abrasive or metal cutting products with whom we have reached agreements to represent by our ATA subsidiary. In all of these agreements we do not expect to act as agents of these suppliers, but continue to expect to represent their product lines and if we identify profitable relationships, we will either acquire inventories or supply special orders to our clients. We expect that we will only sellitems as either a retailer or wholesaler of the products. The only time we would see ourselves not in these types of relationships with our clients is when a client is identified with extremely large demands for only a few limited products where they would qualify to order directly from our supplier and would be better served if that relationship was direct. In an instance like that we would then record our share of revenue under the agency rules. Although our business model identified for ATA has been slower to develop than originally expected, we still expect that our sales will continue to grow as more resources become available.

ATA current sales are approximately 35% from the inventory acquired from NASCO and 65% from special orders from the above suppliers. In all cases, ATA is obligated under the order to supply the product and in most cases will ship the product from inventory if available or await the special order items deliver prior to shipment. In some cases, when the item is needed immediately, ATA will arrange direct shipment from our suppliers. I f an item is returned, ATA will maintain it usually in inventory, which becomes a risk on back-end inventory. All prices are set by ATA, although some products represented in the market have well established prices, for which ATA will discount to continue to develop business. ATA has numerous supplier agreements in place, allowing it to choice the most advantageous relationship for whatever product is demanded, while also providing competitive advantages for volume discounts. Many of the products sold are generic in nature, such as grinding wheels and drills, which have numerous suppliers. Some of the products acquired from NASCO are specialized grinding materials, which must be stockpiled and await an order for special purpose grinding. The relationship between our suppliers and ATA results in any product problems and possible losses being born by ATA. All billing for sales are handled through ATA’s accounting system and the suppliers are paid under the separate supply agreements between ATA and each supplier.

Item 8A. Controls and Procedures, page 25

2.
We see the revisions made in response to prior comment eight in our letter dated July 15, 2005. We note your statement on page 25 that the company’s management has evaluated the effectiveness of your disclosure controls and procedures. However, we do not see that you have disclosed whether you have determined that your disclosure controls and procedures are effective, as required by Item 307 of Regulation S-B. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. If you concluded that your disclosure controls and procedures were not effective as of November 30, 2004, please revise to discuss the nature and extent of any material weaknesses and to describe specific steps that the company has taken, if any, to remediate those weaknesses. If you determine that your disclosure controls and procedures were effective, please revise to state the basis for you conclusion, given the errors identified in your financial statements.

RESPONSE:

We will revise the Item 8A discussion in our upcoming report to include the following information concerning the failures of the reporting process in our Form 10-KSB/A for the year ended November 30, 2004.

ITEM 8A. CONTROLS AND PROCEDURES

Form 10-KSB/A for the year ended November 30, 2004.

The Company's management has evaluated, with the participation of its principal executive and principal financial officers, or persons performing similar functions, the effectiveness of the issuer's disclosure controls and procedures, as of November 30, 2004. Under managements subsequent evaluation of these controls is was determined that for certain complex equity transactions that the original controls in place failed to provide accurate financial information, thereby resulting in a restatement of the Registrant’s financial statements for the years ended November 30, 2004 and 2003. Although it was initially believed that all of these controls were operating as needed, based upon a review by SEC staff, management discovered that certain equity and debt transactions need to be recorded differently to be in accordance with generally accepted accounting principles. To resolve the effectiveness issues the Registrant’s chief executive and financial officers have review the continuing reporting environment. They have recommended the adoption of new accounting software and the retention of outside accountants to assist in a timely manner the review and preparation of the Registrants financial statements. Other than those issues described in Note 11 to the financial statements, the chief executive and financial officers believe the following disclosures are true and effective:

a. Management of the issuer has evaluated, with the participation of its principal executive and principal financial officers, or persons performing similar functions, the effectiveness, as of November 30, 2004 of the issuer's internal control over financial reporting. The framework on which management's evaluation of the Company's internal control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment.

b. The management of the Company has evaluated, with the participation of the it's principal executive and principal financial officers, or persons performing similar functions, any change in the issuer's internal control over financial reporting, that occurred during the fiscal year ended November 30, 2004 that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

c. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. These include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

d. The Company believes that its internal control over financial reporting, defined as a process designed by, or under the supervision of, it's principal executive and principal financial officers, or persons performing similar functions, and effected by the it's Board of Directors, management and other personnel, provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of its assets;

2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of it's management and directors; and

3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

Based upon the filing of the corrected and amended Form 10-KSB for the year ended November 30, 2004, as prescribed by the SEC Staff, the chief executive and financial officers believe the currently revised controls are effective but will continue their review of the effectiveness of these controls during the continuing reporting cycle of the Registrant.

Form 10-Q for the quarterly period ended August 31, 2005

Consolidated Financial Statements

Note 3. Significant Accounts Policies, page F-6

Inventories

3.	Tell us whether you have sold any of the $230,000 inventory acquired and recorded in the NASCO transaction. If so, quantify the amount sold.

RESPONSE:

See the table below which list our inventory by replacement value, carrying value, amount sold and the remaining inventory at November 30, 2005.

Inventory Catagories	Replacement	% Discounted	2004	Sold	2005
Grinding Wheels	$299,496.88	0.49224%	$147,426.51	$13,098.63	$134,327.88
Cartridge Rolls	7293.470	0.49224%	3,590.19	—	—
Segments	8316.200	0.49224%	4,093.63	—	—
Sticks	10639.890	0.49224%	5,237.46	—	—
Stones	1299.950	0.49224%	639.90	—	—
Cut-off Wheels	23034.100	0.49224%	11,338.47	2,568.33	8,770.14
Spiral Bands	2411.220	0.49224%	1,186.92	—	—
Belts	20877.240	0.49224%	10,276.76	1,893.66	8,383.10
Mounted Points	43679.790	0.49224%	21,501.26	4,859.23	16,642.03
Sandpaper & Sandscreen & Pads	13420.550	0.49224%	6,606.23	—	—
Shop Rolls	568.000	0.49224%	279.60	—	—
Quick Change Discs	11378.010	0.49224%	5,600.79	—	—
PSA Discs	6019.780	0.49224%	2,963.22	—	—
Flap Wheels & Flap Discs	2026.500	0.49224%	997.54	—	—
Wire Brushes & Wheels	4317.070	0.49224%	2,125.07	—	—
Diamond Dressers	6902.390	0.49224%	3,397.68	784.22	2,613.46
General Items	5563.860	0.49224%	2,738.79	893.16	1,845.63
Total Inventory Values	$467,244.90		$230,000.01	$24,097.23	$205,902.778

In our initial year of operating ATA, we expected to sell more of the specialized grinding products acquired. As our other acquisitions are finally being completed, we expect that more resources in both time and money will be available to complete the mobilization of the ATA business plan. The $24,097 of inventory sold represents about 35% of our total sales for 2005. ATA recognized about $10,000 of gross profit from these sales during 2005.

4.
As a related matter, your response to comment 29 from our letter dated April 12, 2005 indicates that the inventory was recorded at 30% of replacement cost. You also indicated that your expected that the inventory turn for that inventory would “approach twice, if not more” for 2005. While we see your assertion about replacement cost in relation to the amount you paid for the inventory, a lack of sales would suggest that the carrying amount might not be recoverable. With respect to the NASCO inventory, please respond to the following:

•	If you have not met your sales expectations for the NASCO inventory during 2005, tell us why and explain why failure to meet those expectations is not an indicator of impairment.
•	Provide us an aging for the remaining NASCO inventory. For items more than one year old, explain in detail why that specific inventory is not impaired.
•	Describe your detailed plan to recover the cost of the inventory, including timing.
•
Since you expected to sell the inventory in fiscal year 2005, tell us why you entered into an arrangement to finance the inventory over ten years. Specifically discuss why the financing arrangement is not an indicator that the inventory is slow moving or otherwise impaired.

RESPONSE:

During our 2005 year, many things which we believed would be easily accomplished have taken excruciating periods of time to accomplish. We have not met our original sales goals because of the lack of time and money which had to be redirected to finish the acquisition of assets and financing to pursue our patented technology. The value of the ATA inventory has not been affected by these efforts, except to the extent that we are still hold more inventory since our sales are only 20% of our previous projections.

The table, under Comment No. 3 above, shows that ATA preliminary year end inventory of the NASCO acquired products still shows that nearly $206,000 of inventory remains. This entire inventory is at least a year old with some specialized grinding wheels being as much as six years old. Our estimate of the average age of the inventory is approximately 2.67 years. Many of the oldest items are specialized grinding wheels of up to three feet in diameter, and specialized tools for the maintenance and dressing of grinding surfaces. Our experience is that the demand for these items is steady but limited. In a liquidation of the existing inventory under an orderly plan of liquidation, we would expect that all of the inventory would be sold to tool liquidators for our carrying values or more. Impairment is based upon our expectation of the future cash flows arising form the orderly sells of the inventory items; we expect those sells to still substantially exceed the inventory carrying price.

Our original plan to turn the inventory twice was not an expectation of selling the entire existing NASCO inventory. We understand, as well as the industry, that some of the specialized products would take five or more years to be sold. We did expect to sell more of the popular in demand products currently being supplied by our suppliers through the distribution agreements. In 2005, Americhip has had extensive resources that have been used in the effort to promote and test the LACC process which is our core product. This has taken a lot of the manpower that we thought would be able to sell this inventory in 2005 and lengthened the amount of time it will take to turn it. The inventory has a shelf life of at least 25 years or longer and is not decreasingin value. The level of sales that were expected did not materialize. Part of that was the result of the domestic automobile production down-turn in the Michigan area, which was beyond our control. Our current revised expectations are that approximately 80% of the NASCO inventory will be sold at a profit prior to November 30, 2007. We expect a significant sell-off in the first half of this fiscal year. Some of the remaining specialized products will actually increase in value because these items are not going to be made on an on-going basis by our original suppliers, but will remain extremely necessary for certain industrial applications concerning sawmills, mining operations and metal fabrication.

The financing agreement for the acquisition of the NASCO inventory had nothing to do with the actual sales of the inventory. Marc Walther was the President and chief driving force behind NASCO. It was determined that his interest could not be divided and any division of his attentions would be detrimental to the public company. Mr. Walther agreed to the ten year payout period as a concession to the public company, since his investment in both time and money is substantially more affected by the success of the public company as compared to the prior operations of NASCO at this time. Mr. Walther was comfortable with this arrangement because of his knowledge of the abrasive industry and the holding value of the underlying materials acquired from NASCO.

We have strengthened our ability to measure all aspects of our inventory due to a significant purchase of Microsoft Great Plains fully integrated software that we are implementing February 1, 2006. This is expected to be a vast improvement over the current manual system and our use of QuickBooks for all accounting functions.

Legal Proceedings, page 18

5.	Your disclosure indicates that there is a “dispute” with Cornell Capital. In connection with that dispute, please respond to the following:

•	Describe the nature and evolution of the dispute. Please be specific.

•	You indicate that you have requested “and accounting” from Cornell. Tell us what you mean by that statement. That is, describe exactly what you have requested.
•
Describe your termination rights under the arrangements and tell us about any potential penalties that may arise from early termination of the arrangement. Also address whether there are any changes in your obligations or responsibilities under the Cornell financing arrangements as a result of early termination.

•	We see that you continue to have debt outstanding with Cornell. Describe the impact, if any, of early termination of the Cornell arrangement on your obligations under that debt.

RESPONSE:

In July, 2005, the Company retained counsel to review its various agreements entered with Cornell Capital and the loan transactions more specifically described in Note 6 to Form 10-Q for the quarterly period ended August 31, 2005. As a result of that inquiry, certain questions were raised as to the methodology and accuracy of the conversion formulas utilized by Cornell Capital to retire the various loans and debt transactions, and the appropriateness of the fees charged by Cornell Capital in connection with these transactions. An issue was also raised as to whether, as a result of the extent of the charges imposed by Cornell, the effective interest rate was usurious.

To gain a better understanding of how Cornell calculated the number of shares of stock to which it was entitled in repayment of the various loans and advances, the Company’s counsel wrote to Cornell Capital by letter dated July 15, 2005 and requested that Cornell Capital account for its actions taken under the various agreements with the Company. Specifically, counsel requested “a detailed statement demonstrating how Cornell (Capital) had accounted for and applied the shares of AmeriChip it had received, including a statement as to whether Cornell claims that any additional shares are due to it at this time.” Cornell refused to supply any of the requested information.

As a result of Cornell Capital’s refusal to cooperate in confirming that it had not received a greater number of shares than it was entitled to receive, and that its calculation of the fees to which it was entitled was in accordance with the terms of the various agreements, the Company informed Cornell Capital that it would not honor any further requests for issuance of stock until these issues were resolved. Claiming that it was entitled to the issuance of additional shares, Cornell Capital filed an action against the Company in the Superior Court of New Jersey, Hudson County, Chancery Division, General Equity Part. In response to this filing, the Company (a) removed the action to the United States District Court, District of New Jersey and (b) advised Cornell Capital’s attorney that the action and all claims could be resolved if Cornell Capital would simply cooperate in confirming the accuracy of the payments and charges made. Once again, Cornell Capital refused.

The Company has determined, as previously reported, to cancel its standby equity agreement with Cornell Capital. Because the right to take cash advances under that agreement is entirely at the Company’s option and discretion, the Company does not believe that there is any impediment to cancelling the agreement, nor any penalty or fee incident to this decision, or any change in the Company’s obligations there under. The issue of outstanding debt which may be owed to Cornell Capital will be addressed in the context of the ongoing litigation, as the amount, if any, which may be due, is dependent on the resolution of the issues raised therein. In addition to challenging the fees, interest and calculation of the conversion rights exercised by Cornell Capital, the Company also is concerned that certain sales practices of Cornell Capital, including possibly short sales by it of the Company’s shares, may have violated terms and conditions of its agreement with the Company, and effected the price at which the conversion feature was calculated.

As of November 30, 2005, we do not expect that we will recognize any outstanding debts owed to Cornell which has not been fully satisfied by all previous transfers. As our case proceeds, we fully expect that we will receive either further consideration for common stock already transferred or have certain issuances of stock returned to us for cancellation.

The Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The above responses represent our answers to your concerns. If you would like to discuss any of this information, please feel free to call me at anytime at 313-574-1766. Thank you for your consideration in these matters.

Very truly yours,

/s/ Marc Walther

Marc Walther
Title Chief Executive Officer